

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

5th June 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



Dear Sirs

Dairy Farm International Holdings Limited
<u>- Amendments to the Bermuda Takeover Code</u>

We enclose for your information a notification dated 5th June 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.



Full Text Announcement

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Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Bermuda Takeover Code
Released	10:22 5 Jun 2003
Number	9532L

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

AMENDMENTS TO THE BERMUDA TAKEOVER CODE FOR DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

The Bermuda Takeover Code (the "Code") for Dairy Farm International Holdings Limited (the "Company"), as set out in the Dairy Farm International Holdings Limited Regulations 1993 (the "Regulations"), has been amended by the Bermuda Monetary Authority. The Code is based on the UK City Code on Takeovers and Mergers and the amendments were made primarily to bring the Code into line with certain UK Takeover Code Panel Statements made in 2001 and to clarify certain aspects of the Regulations. In addition, there are further amendments to the Regulations dealing with the effect of share repurchases to reflect the Company's circumstances consistent with other Regulations.

A summary of the amendments is appended below and copies of the amendments are also available from the Bermuda Monetary Authority at Burnaby House, 26 Burnaby Street, Hamilton HM 11, Bermuda; the Company Secretary of Dairy Farm International Holdings Limited at Jardine House, 33-35 Reid Street, Hamilton HM EX, Bermuda; or from the Company's website **www.dairyfarmgroup.com**.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Dairy Farm International Holdings Limited

5th June 2003

www.dairyfarmgroup.com

Summary of the amendments made to the Dairy Farm International Holdings Limited Regulations 1993

1 Introduction

Dairy Farm International Holdings Limited (the "Company"), which is incorporated in Bermuda, is subject to its own regulations (the "Regulations") which set out the Bermuda Takeover Code (the "Bermuda Code"). This is a summary of the more significant changes made to the Bermuda Code (i) to bring them into line with certain UK Takeover Code Panel Statements made between 1st January 2001 and 31st December 2001, (ii) to deal with the effect of share repurchases on the so-called "creeper" provisions, and (iii) to clarify the drafting and remove possible misinterpretations relating to the last amendments made to the Bermuda Code.

2 Amendments to the Bermuda Code

2.1 A new Regulation 3(10) has been introduced to provide that the Company may request the Bermuda Monetary Authority to require a potential offeror who has announced that he is considering making an offer for the Company to clarify his intentions, i.e. to "put up or shut up", either by announcing his firm intention to make an offer or by announcing that he does

not intend to make an offer or to do so unless certain events occur or within a particular period.

2.2 A new Regulation 3(5)(b) has been introduced to provide that an offeror must disclose in an offer announcement any arrangements or agreements which relate to circumstances in which it may or may not seek to invoke any conditions or pre-conditions to its offer and the consequences of its doing so.

2.3 Regulation 20(1)(c), which restricts the information which may be disclosed at meetings of representatives of the offeror or the Company with shareholders or others held during an offer period, has been amended so as to apply to meetings held prior to an offer period.

2.4 Regulation 20(2), which requires any information given to one offeror or potential offeror to be given to another offeror or potential offeror, has been amended (a) to clarify the circumstances when information is passable, (b) to explain what conditions may be attached to the passing of information, and (c) to indicate how it operates for mergers and reverse takeovers.

2.5 Regulation 21(6), which limits the amount of any inducement fee payable in the event of an offer not proceeding to 1% of the offer value, has been amended (a) so as to replace 1% of the offer value by 1% of the value of the offeree company calculated by reference to the offer price, and (b) to clarify its application to whitewash transactions where the limit is to be 1% of the value of the offeree company immediately prior to the offer announcement. There is a consequential amendment to Appendix 1(3).

2.6 Regulation 24(3), which prescribes additional information to be included in offer documents, has been amended by requiring an offeror to give details of any agreements or arrangements relating to circumstances when it may seek to invoke a condition to its offer and the consequences of its doing so. A consequential amendment has also been made to Regulation 26(8) to provide that any such agreements or arrangements should be put on display.

2.7 Regulation 37, which deals with the effect of share repurchases on the "creeper" limit applicable to acquisitions by a major shareholder, has been amended so that increases in percentage shareholdings resulting from share repurchases will, in general, count against the "creeper" limit. Provisions have been included to permit a vote of independent shareholders to be sought on an annual basis to waive the requirement to make a mandatory offer that would otherwise arise. In addition, under the revised Regulation, the first 1% movement in percentage holding in any twelve-month period resulting from share repurchases shall not count against the "creeper" limit.

3 Drafting Improvements

Minor drafting improvements have been made to Regulations 3(4)(b) and 24(2) to remove possible misinterpretations.

- END -

END






Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

5th June 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a notification dated 5th June 2003 in respect of the Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.



Full Text Announcement

Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Directorate Change
Released	10:10 5 Jun 2003
Number	9512L

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED (the 'Company')

Please be advised that Mr James Watkins will be retiring from the Board of Directors of the Company with effect from 31st December 2003.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

5th June 2003

www.dairyfarmgroup.com

END

